EXHIBIT 99.7

CONSENT OF P. LACROIX

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Central Sun Mining Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource and mineral reserve estimates for the Orosi Mine;

2.	The technical report dated October 31, 2006, entitled “Technical Report on La Libertad Project, Nicaragua prepared for Glencairn Gold Corporation” (the “Orosi Report”); and

3.

The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Orosi Mine and the Orosi Report, and the properties described therein.

Date: April 1, 2008

/s/ Peter A. Lacroix Name: Peter A. Lacroix, P. Eng. Title: Independent Consultant, Scott Wilson Roscoe Postle Associates Inc.